Exhibit (a)(5)(G)

ACORDA THERAPEUTICS, INC. PRESS RELEASE

2 May 2016 at 4:00 p.m. (EET) / 9:00 a.m. (New York Time)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA, HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

FINAL RESULTS OF THE SUBSEQUENT OFFER PERIOD OF ACORDA THERAPEUTICS’ TENDER OFFER FOR ALL OF THE SHARES, AMERICAN DEPOSITARY SHARES, STOCK OPTIONS, SHARE UNITS AND WARRANTS IN BIOTIE THERAPIES CORP.

The subsequent offer period under the voluntary public tender offer by Acorda Therapeutics, Inc. (Nasdaq: ACOR) (“Acorda” or the “Offeror”) to purchase all of the issued and outstanding shares (“Shares”), American Depositary Shares (“ADSs”), stock options, share units and warrants (such securities, collectively, the “Equity Interests”) in Biotie Therapies Corp (Nasdaq Helsinki: BTH1V; Nasdaq: BITI) (“Biotie” or the “Company”) that are not owned by Biotie or any of its subsidiaries (the “Tender Offer”) commenced on 14 April 2016 and expired on 28 April 2016 (the “Subsequent Offer Period”).

According to the final results of the Subsequent Offer Period, 38,419,864 Shares and 58,121 ADSs were tendered during the Subsequent Offer Period, representing, together with the other Equity Interests tendered in the Tender Offer during the initial offer period, approximately 97.36 percent of all the shares and votes in Biotie on a fully-diluted basis as defined in the terms and conditions of the Tender Offer.

The Shares and ADSs tendered during the Subsequent Offer Period represent approximately 4.39 percent of all the shares and votes in Biotie (excluding treasury shares held by Biotie). Together with the Shares and ADSs tendered during the initial offer period, these Shares and ADSs represent approximately 96.77 percent of all the shares and votes in Biotie (excluding treasury shares held by Biotie). By exercising the other Equity Interests tendered during the initial offer period for the subscription of Biotie shares, the Offeror could increase its holding to approximately 97.42 percent of all the shares and votes in Biotie (excluding treasury shares held by Biotie).

The Offeror has accepted all the Shares and ADSs validly tendered during the Subsequent Offer Period. The offer consideration has been paid to those holders of Shares and ADSs who validly accepted the Tender Offer by the first acceptance date of 21 April 2016 under the Subsequent Offer Period, and will be paid on or about 4 May 2016 to those holders of Shares and ADSs who validly accepted the Tender Offer by the second acceptance date of 28 April 2016 under the Subsequent Offer Period.

The Offeror’s intention is to acquire all the remaining Shares and ADSs in Biotie. As the Offeror’s ownership in Biotie has exceeded nine-tenths (9/10) of the Shares and voting rights in Biotie through the Tender Offer, the Offeror has filed an application with the Redemption Committee of the Finland Chamber of Commerce to initiate compulsory redemption proceedings for the remaining Biotie Shares under the Finnish Companies Act. The Offeror may purchase Shares and ADSs in Biotie also in public trading on Nasdaq Helsinki Ltd. and Nasdaq Stock Market LLC or otherwise at a price not exceeding the offer price of EUR 0.2946 per Share and EUR 23.5680 per ADS offered in the Tender Offer.

The Offeror intends to cause the Shares of Biotie to be delisted from Nasdaq Helsinki Ltd. and the ADSs to be delisted from Nasdaq Stock Market LLC and deregistered under the United States Securities Exchange Act of 1934 as soon as permitted and practicable under applicable laws.

FURTHER INFORMATION

For further information, please contact:

Felicia Vonella, Investor Relations

Tel. + 1 914 326 5146, e-mail: fvonella@acorda.com

About Acorda Therapeutics

Founded in 1995, Acorda Therapeutics is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, epilepsy, post-stroke walking deficits, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

For more information, please visit www.acorda.com.

About Biotie Therapies

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson’s disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

For more information, please visit www.biotie.com.

Forward-Looking Statement

This press release includes forward-looking statements. All statements, other than statements of historical facts, regarding management’s expectations, beliefs, goals, plans or prospects should be considered forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including: the ability to complete the Biotie transaction on a timely basis; the ability to realize the benefits anticipated from the Biotie and Civitas transactions, among other reasons because acquired development programs are generally subject to all the risks inherent in the drug development process and our knowledge

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of the risks specifically relevant to acquired programs generally improves over time; the ability to successfully integrate Biotie’s operations and Civitas’ operations, respectively, into our operations; we may need to raise additional funds to finance our expanded operations and may not be able to do so on acceptable terms; our ability to successfully market and sell Ampyra in the U.S.; third party payers (including governmental agencies) may not reimburse for the use of Ampyra or our other products at acceptable rates or at all and may impose restrictive prior authorization requirements that limit or block prescriptions; the risk of unfavorable results from future studies of Ampyra or from our other research and development programs, including CVT-301, Plumiaz (diazepam) Nasal Spray, or any other acquired or in-licensed programs; we may not be able to complete development of, obtain regulatory approval for, or successfully market CVT-301, Plumiaz, any other products under development, or the products that we will acquire when we complete the Biotie transaction; the occurrence of adverse safety events with our products; delays in obtaining or failure to obtain and maintain regulatory approval of or to successfully market Fampyra outside of the U.S. and our dependence on our collaborator Biogen in connection therewith; competition; failure to protect our intellectual property, to defend against the intellectual property claims of others or to obtain third party intellectual property licenses needed for the commercialization of our products; and failure to comply with regulatory requirements could result in adverse action by regulatory agencies.

These and other risks are described in greater detail in our filings with the Securities and Exchange Commission. We may not actually achieve the goals or plans described in our forward-looking statements, and investors should not place undue reliance on these statements. Forward-looking statements made in this release are made only as of the date hereof, and we disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this release.

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